RENAISSANCE OIL CORP.

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

Terms to which a meaning is ascribed in NI 51-101 have the same meaning, in this form.

Report of Management and Directors on Reserves Data and Other Information

Management of Renaissance Oil Corp. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data (if any) which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

Management of the Company have confirmed that as of December 31, 2014, being the last day of the Company’s most recently completed financial year, the Company had no reserves. An independent qualified reserves evaluator has not been retained to evaluate the Company’s reserve data as the Company has no reserves.   Accordingly, no report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

a)

the content and filing with securities regulatory authorities of Form 51-101F1 containing a “NIL” report of reserves data and other oil and gas information;

b)

the Company not filing Form 51-101F2, which is the report of the independent qualified reserves evaluator on reserves data because the Company has no reserves; and

c)

the content and filing of this report.

Dated:

April 29, 2015

   (signed) “Craig Steinke”

Craig Steinke, Director, Chief Executive Officer (signed) “Jeremy Crichton” Jeremy Crichton, Chief Financial Officer

(signed) “Ian Telfer” Ian Telfer, Director (signed) “Gordon Keep” Gordon Keep, Director